January 28, 2026

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michael Purcell

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (File No. 333-292892) of New Era Energy & Digital, Inc.

Ladies and Gentlemen:

On behalf of New Era Energy & Digital, Inc., and pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 1:00 p.m., Eastern Time, on January 30, 2026, or as soon as practicable thereafter.

Thank you for your assistance in this matter. If you need any additional information, please contact Sarah K. Morgan of Vinson & Elkins L.L.P. at (720) 802-8114 or Katherine Terrell Frank of Vinson & Elkins L.L.P. at (214) 220-7869.

[Signature Page Follows]

Very truly yours,

New Era Energy & Digital, Inc.

By:	/s/ E. Will Gray II
Name:	E. Will Gray II
Title:	Chief Executive Officer

Cc:	Sarah K. Morgan, Vinson & Elkins L.L.P.

Katherine Terrell Frank, Vinson & Elkins L.L.P.

Signature Page to

Acceleration Request